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CONTACT:  Ray Rogers                         (NYSE - BMC)
          (612) 851-6030                     FOR IMMEDIATE RELEASE

               BMC ANNOUNCES FOURTH QUARTER EARNINGS WILL BE
                      SHORT OF ANALYSTS' EXPECTATIONS

November 19, 1997 - Minneapolis, MN -- BMC announced today that the Company expects its earnings to fall short of analysts' expectations for the fourth quarter. After reassessing sales prospects and investments required for key strategic initiatives during the quarter, the Company expects earnings per share for the fourth quarter in the range of 22 to 26 cents as opposed to the 54 to 55 cents currently estimated by securities analysts.

In summarizing the changes to the Company's anticipated fourth quarter financial performance, Paul Burke, Chief Executive Officer, stated: "While the fourth quarter performance has been impacted by market factors, a significant portion of the change from prior estimates is attributable to a conscious decision on our part to invest for BMC's future. We continue to believe BMC has excellent businesses with very attractive long-term growth opportunities. We have always characterized 1997 as a transitional year and expect significant improvement in our earnings performance in 1998."

The Company noted that expected sales shortfalls were principally in the area of television masks where, despite the addition of a new TV mask production line in its Cortland, New York facility, the Company expects sales to be lower for the quarter. Moreover, Invar TV mask sales, where the Company enjoys higher margins, are expected to fall significantly short of the prior year. The Company indicated, however, that it believes the TV sales slowdown to be a temporary situation produced by a number of independent factors. The Company reiterated its strong belief in the growth prospects for the TV mask business.

Adding to the Company's shortfall was the decision to make significant incremental investments in new high resolution part qualifications, startup of the Hungarian high resolution inspection facility, new lens product development and new polycarbonate product promotions. Quarterly results will also be affected by price pressures on monitor masks and the weakening yen versus the dollar, which may be partially offset by an accelerated mix migration to higher margin and larger Invar monitor masks.

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Statements made in this press release which are not historical, including statements regarding fourth quarter 1997 performance, are forward looking statements and as such are subject to a number of risks. These and other risks and uncertainties are detailed in the Company's Form 10-K for the year ended December 31, 1996.

BMC Industries, Inc is one of the world's largest manufacturers of aperture masks for color picture tubes used in television and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol "BMC."

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